United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Table of Contents

Press Release
Signature Page

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm	2

Condensed Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007	4

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2008, March 31, 2008 and June 30, 2007 and for the six-month periods ended June 30, 2008 and 2007	6

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2008, March 31, 2008 and June 30, 2007 and for the six-month periods ended June 30, 2008 and 2007	7

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2008, March 31, 2008 and June 30, 2007 and for the six-month periods ended June 30, 2008 and 2007	8

Notes to the Condensed Consolidated Financial Information	9

Supplemental Financial Information	32

PricewaterhouseCoopers
Rua da Candelária, 65 11°-15°
20091-020 Rio de Janeiro, RJ — Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319
www.pwc.com/br
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have reviewed the accompanying condensed consolidated balance sheet of Companhia Vale do Rio Doce and its subsidiaries as of June 30, 2008, and the related condensed consolidated statements of income, of cash flows and of stockholders’ equity for each of the three-month periods ended June 30, 2008, and March 31, 2008 and June 30, 2007 and for the six-month periods ended June 30, 2008 and June 30, 2007. This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board {United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income, of cash flows and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 28, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers Auditores
Independentes
Rio de Janeiro, Brazil
August 6, 2008

Condensed Consolidated Balance Sheets Expressed in millions of United States Dollars

		December 31,
	June 30, 2008	2007
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	2,154	1,046
Accounts receivable
Related parties	240	281
Unrelated parties	4,642	3,671
Loans and advances to related parties	154	64
Inventories	4,347	3,859
Deferred income tax	437	603
Recoverable taxes	1,164	1,159
Others	653	697

	13,791	11,380

Property, plant and equipment, net, and intangible assets	59,982	54,625
Investments in affiliated companies, joint ventures and other investments	3,124	2,922
Other assets
Goodwill on acquisition of subsidiaries	3,702	3,791
Loans and advances
Related parties	—	3
Unrelated parties	102	127
Prepaid pension cost	1,457	1,009
Prepaid expenses	197	200
Judicial deposits	1,273	1,124
Advances to suppliers — energy	618	574
Recoverable taxes	235	199
Unrealized gains on derivative instruments	1,238	673
Others	213	90

	9,035	7,790

TOTAL	85,932	76,717

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)
(Continued)

		December 31,
	June 30, 2008	2007
	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,758	2,430
Payroll and related charges	708	734
Minimum annual dividends attributed to stockholders	1,747	2,683
Current portion of long-term debt — unrelated parties	730	1,249
Short-term debt	46	167
Loans from related parties	36	6
Provision for income taxes	1,022	1,198
Taxes payable and royalties	203	322
Employees post retirement benefits	151	131
Sub-concession	225	210
Unrealized losses on derivative instruments	397	346
Provisions for asset retirement obligations	68	64
Others	504	543

	8,595	10,083

Long-term liabilities
Employees post retirement benefits	2,102	2,204
Long-term debt — unrelated parties	19,560	17,608
Provisions for contingencies (Note 15 (b))	1,957	2,453
Unrealized losses on derivative instruments	—	5
Deferred income tax	6,040	5,725
Provisions for asset retirement obligations	1,033	911
Sub-concession	225	210
Others	1,745	1,687

	32,662	30,803

Minority interests	2,970	2,555

Commitments and contingencies (Note 15)

Stockholders’ equity (Note 11)
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 1,919,516,400 issued	4,953	4,953
Common stock - 3,600,000,000 no-par-value shares authorized and 2,999,797,716 issued	7,742	7,742
Treasury stock - 30,341,012 preferred and 56,582,040 common shares	(389)	(389)
Additional paid-in capital	498	498
Mandatory convertible notes in common shares	1,288	1,288
Mandatory convertible notes in preferred shares	581	581
Other cumulative comprehensive income	3,125	1,655
Undistributed retained earnings	17,021	15,317
Unappropriated retained earnings	6,886	1,631

	41,705	33,276

TOTAL	85,932	76,717

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

				Six-month period ended
	Three-month period ended (unaudited)			(unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	9,445	6,857	7,667	16,302	14,301
Revenues from logistic services	462	362	414	824	745
Aluminum products	728	646	724	1,374	1,373
Other products and services	262	183	94	445	160

	10,897	8,048	8,899	18,945	16,579
Taxes on revenues	(297)	(216)	(207)	(513)	(398)

Net operating revenues	10,600	7,832	8,692	18,432	16,181

Operating costs and expenses

Cost of ores and metals sold	(3,834)	(3,440)	(3,075)	(7,274)	(6,888)
Cost of logistic services	(256)	(212)	(227)	(468)	(415)
Cost of aluminum products	(561)	(493)	(431)	(1,054)	(800)
Others	(112)	(97)	(51)	(209)	(71)

	(4,763)	(4,242)	(3,784)	(9,005)	(8,174)
Selling, general and administrative expenses	(344)	(322)	(266)	(666)	(534)
Research and development	(269)	(190)	(152)	(459)	(265)
Others	11	(163)	(111)	(152)	(127)

	(5,365)	(4,917)	(4,313)	(10,282)	(9,100)

Operating income	5,235	2,915	4,379	8,150	7,081

Non-operating income (expenses)
Financial income	23	55	77	78	198
Financial expenses	(349)	(560)	(676)	(909)	(1,420)
Gains (losses) on derivatives, net	724	(318)	168	406	253
Foreign exchange and monetary gains, net	769	112	932	881	1,702
Gain on sale of investments	—	80	674	80	674

	1,167	(631)	1,175	536	1,407

Income before income taxes, equity results and minority interests	6,402	2,284	5,554	8,686	8,488

Income taxes
Current	(1,173)	(654)	(1,483)	(1,827)	(2,316)
Deferred	(333)	296	87	(37)	278

	(1,506)	(358)	(1,396)	(1,864)	(2,038)

Equity in results of affiliates, joint ventures and other investments	260	119	156	379	294
Minority interests	(147)	(24)	(219)	(171)	(432)

Net income	5,009	2,021	4,095	7,030	6,312

Basic and diluted earnings per share
Earnings per preferred share	1.01	0.41	0.85	1.41	1.31
Earnings per common share	1.01	0.41	0.85	1.41	1.31
Earnings per convertible notes linked to preferred share (*)	1.52	0.66	—	2.18	—
Earnings per convertible notes linked to common share (*)	1.54	0.74	—	2.28	—

(*)	Basic earnings per share only as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

				Six-month period ended
	Three-month period ended (unaudited)			(unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Cash flows from operating activities:
Net income	5,009	2,021	4,095	7,030	6,312
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	760	766	525	1,526	917
Dividends received	223	48	153	271	243
Equity in results of affiliates, joint ventures and other investments	(260)	(119)	(156)	(379)	(294)
Deferred income taxes	333	(296)	(87)	37	(278)
Loss on disposal of property, plant and equipment	86	37	240	123	263
Gain on sale of investments	—	(80)	(674)	(80)	(674)
Foreign exchange and monetary losses (gains), net	(1,231)	(146)	(1,224)	(1,377)	(1,996)
Unrealized derivative losses (gains), net	(724)	318	(168)	(406)	(253)
Minority interests	147	24	219	171	432
Unrealized interest (income) expense, net	(45)	81	(57)	36	116
Others	(3)	(18)	(265)	(21)	(265)
Decrease (increase) in assets:
Accounts receivable	(802)	202	(492)	(600)	(389)
Inventories	(283)	(64)	(264)	(347)	409
Others	79	(155)	499	(76)	95
Increase (decrease) in liabilities:
Suppliers	320	(54)	428	266	474
Payroll and related charges	177	(248)	104	(71)	(57)
Income taxes	750	(718)	503	32	449
Others	(455)	(191)	251	(646)	408

Net cash provided by operating activities	4,081	1,408	3,630	5,489	5,912

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(34)	—	(1)	(34)	(1)
Repayments	—	25	—	25	10
Others	1	—	(1)	1	(1)
Judicial deposits	(2)	(34)	(31)	(36)	(63)
Additions to investments	(11)	(13)	(42)	(24)	(94)
Additions to property, plant and equipment	(2,105)	(1,625)	(1,633)	(3,730)	(2,739)
Proceeds from disposal of investments	—	134	908	134	908
Cash used to acquire subsidiaries, net of cash acquired	—	—	(903)	—	(2,926)

Net cash used in investing activities	(2,151)	(1,513)	(1,703)	(3,664)	(4,906)

Cash flows from financing activities:
Short-term debt, additions	209	801	1,493	1,010	1,990
Short-term debt, repayments	(449)	(672)	(2,485)	(1,121)	(2,691)
Loans
Related parties
Additions	3	18	136	21	253
Repayments	(2)	(2)	(121)	(4)	(234)
Issuances of long-term debt
Others	236	1,330	49	1,566	6,512
Repayments of long-term debt
Others	(647)	(105)	(3,940)	(752)	(10,145)
Mandatorily proceeds convertible notes	—	—	1,869	—	1,869
Interest attributed to stockholders	(1,250)	—	(825)	(1,250)	(825)
Dividends to minority interest	(87)	—	(224)	(87)	(285)

Net cash provided by (used in) financing activities	(1,987)	1,370	(4,048)	(617)	(3,556)

Increase (decrease) in cash and cash equivalents	(57)	1,265	(2,121)	1,208	(2,550)
Effect of exchange rate changes on cash and cash equivalents	(53)	(47)	(59)	(100)	(124)
Cash and cash equivalents, beginning of period	2,264	1,046	3,954	1,046	4,448

Cash and cash equivalents, end of period	2,154	2,264	1,774	2,154	1,774

Cash paid during the period for:
Interest on short-term debt	(5)	(5)	(39)	(10)	(40)
Interest on long-term debt	(357)	(279)	(399)	(636)	(604)
Income tax	(320)	(1,672)	(1,255)	(1,992)	(1,861)

Non-cash transactions
Interest capitalized	(14)	(17)	(21)	(31)	(43)
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(except number of shares and per-share amounts)

	Three-month period ended (unaudited)			Six-month period ended (unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Preferred class A stock (including twelve special shares)
Beginning of the period	4,953	4,953	4,702	4,953	4,702
Transfer from undistributed retained earnings	—	—	251	—	251

End of the period	4,953	4,953	4,953	4,953	4,953

Common stock
Beginning of the period	7,742	7,742	3,806	7,742	3,806
Transfer from undistributed retained earnings	—	—	3,936	—	3,936

End of the period	7,742	7,742	7,742	7,742	7,742

Treasury stock
Beginning and end of the period	(389)	(389)	(389)	(389)	(389)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Mandatory convertible notes in common shares
Beginning and end of the period	1,288	1,288	1,288	1,288	1,288

Mandatory convertible notes in preferred shares
Beginning and end of the period	581	581	581	581	581

Other cumulative comprehensive income (deficit)
Cumulative translation adjustments
Beginning of the period	1,135	1,340	(1,672)	1,340	(1,628)
Change in the period	1,707	(205)	1,208	1,502	1,164

End of the period	2,842	1,135	(464)	2,842	(464)

Unrealized gain on available-for-sale securities
Beginning of the period	205	211	586	211	271
Change in the period	(94)	(6)	(381)	(100)	(66)

End of the period	111	205	205	111	205

Surplus accrued pension plan
Beginning of the period	60	75	344	75	353
Change in the period	104	(15)	128	89	119

End of the period	164	60	472	164	472

Cash flow hedge
Beginning of the period	2	29	(10)	29	—
Change in the period	6	(27)	24	(21)	14

End of the period	8	2	14	8	14

Total other cumulative comprehensive income	3,125	1,402	227	3,125	227

Undistributed retained earnings
Beginning of the period	15,508	15,317	9,992	15,317	9,555
Transfer from unappropriated retained earnings	1,513	191	428	1,704	865
Transfer to capital stock	—	—	(4,187)	—	(4,187)

End of the period	17,021	15,508	6,233	17,021	6,233

Unappropriated retained earnings
Beginning of the period	3,435	1,631	4,285	1,631	2,505
Net income	5,009	2,021	4,095	7,030	6,312
Interest attributed to mandatory convertible debt
Preferred class A stock	(15)	(8)	—	(23)	—
Common stock	(30)	(18)	—	(48)	—
Appropriation to undistributed retained earnings	(1,513)	(191)	(428)	(1,704)	(865)

End of the period	6,886	3,435	7,952	6,886	7,952

Total stockholders’ equity	41,705	35,018	29,085	41,705	29,085

Preferred class A stock (including twelve special shares)	1,919,516,400	1,919,516,400	1,919,541,400	1,919,516,400	1,919,541,400
Common stock	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716	2,999,797,716
Treasury stock
Beginning of the period	(86,923,052)	(86,923,184)	(86,923,328)	(86,923,184)	(86,927,072)
Sales	—	132	—	132	3,744

End of the period	(86,923,052)	(86,923,052)	(86,923,328)	(86,923,052)	(86,923,328)

	4,832,391,064	4,832,391,064	4,832,415,788	4,832,391,064	4,832,415,788

The accompanying notes are an integral part of this condensed consolidated financial information

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (Vale) is a limited liability company, duly organized under the laws of the Federative Republic of Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.

On June 30, 2008, the main operating subsidiaries we consolidate are described as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Mineração Onça Puma Ltda	100.00	100.00	Brazil	Nickel
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	Brazil	Iron ore
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	61.16	61.16	Indonesia	Iron ore
Rio Doce Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100.00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Swiss	Trading
Valesul Aumínio S.A.	100.00	100.00	Brazil	Aluminum
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 8).

We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our participation in hydroelectric projects are made via consortium contracts under which we have an undivided interests in assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for these projects, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly states that no separate legal entity arises from consortium contract. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.

3	Basis of Presentation

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2008, March 31, 2008, and June 30, 2007 and for the six-month periods ended June 30, 2008 and June 30, 2007, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and six-month periods ended June 30, 2008, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2008.

These condensed consolidated financial information should be read in conjunction with our consolidated financial statements as of and for the year ended December 31, 2007, prepared in accordance with US GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

For the Brazilian operations, the U.S. Dollar amounts for the periods and years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52 — “Foreign Currency Translation” (SFAS 52).

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$1.5919 and R$1.7713 at June 30, 2008 and December 31, 2007, respectively to US$1.00 or the first available exchange rate if exchange on the last day of the period, was not available), and all accounts in the statements of income (including amounts relating to local currency indexation and exchange gains or losses on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

4	Recently-issued accounting pronouncements

In June 2008, the Financial Accounting Standards Board (FASB) issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. The objective of this FSP is to addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.

In May 2008, the Financial Accounting Standards Board (FASB) issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This FASB Staff Position (FSP) clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently studying the effects of this pronouncement.

In May 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. The objective of this FSP is to identify the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. There are no specific disclosure requirements with this statement.

In April 2008, the Financial Accounting Standard s Board (FASB) issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”. The objective of this FSP is to address situations of renewing or extending the useful life of a recognized intangible asset. It is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early application is not permitted. We are currently studying the effects of this pronouncement.

5	Major acquisitions and disposals

In February 2008, we sold all of our interest in Jubilee Mines N.L. (held by our subsidiary Vale Inco), corresponding to 4.83% of its common shares, for US$134 generating a gain of US$80.

In October, 2007 we were awarded, in a public auction, a 30-year sub-concession agreement, under which we purchased the right to use the Ferrovia Norte Sul S.A. — FNS for US$837, payable in three installments. The first installment, equivalent to US$412 and corresponding to 50% was paid in December 2007. The second and third installments, each one representing 25% of the total amount, are to be paid in December 2008, and 2009, upon the completion of the railroad. The outstanding installments are indexed to the general price index (IGP-DI) and accrue interest of 12% p.a.

In July 2007, we sold our interest in Lion Ore Mining International Ltd.(held by our subsidiary Vale Inco), corresponding to 1.8% of its common shares for US$105, generating a gain of US$80.

In June 2007, we sold through primary and secondary public offerings, 25,213,664 common shares, representing 57.84% of the total capital of our subsidiary Log-In Logística Intermodal S.A. (“Log-In”) for US$179, recording a gain of US$155.

In July 2007, we sold an additional 5.1% stake in Log-In for US$24 recording a gain of US$21. At December 31, 2007, we held 31.33% of the voting and total capital of this entity, which is accounted for as at the equity method.

In May 2007, we sold in a public offering, part of our stockholding in Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS, an available-for-sale investee, for US$728, recording a gain of US$456. We have retained the minimum number of shares required to participate in the current shareholders agreement of the investee.

In May 2007, we acquired a further 6.25% of the total share capital of Empreendimentos Brasileiros de Mineração S.A. (EBM), which main asset is its interest in MBR, for US$231 and as a result, our direct and indirect stake in MBR increased to 92.99% of total and voting capital. We simultaneously entered into an usufruct agreement with minority shareholders whereby they transferred to us all rights and obligations with respect to their EBM shares, including rights to dividends for the next 30 years, for which we will make an initial payment of US$61 plus an annual fee of US$48 for each of the next 29 years. The present value of the future obligation is recorded as a liability and the corresponding charge recorded to minority interests in the balance sheet.

In April 2007, we concluded the acquisition of 100% of Vale Australia (former AMCI Holdings Australia Pty — AMCI HA), a private company domiciled in Australia, which owns and operates coalmines in that country, for US$656.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composed enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	June 30, 2008			March 31, 2008			June 30, 2007
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and minority interests	4,067	2,335	6,402	522	1,762	2,284	2,807	2,747	5,554

Federal income tax and social contribution expense at statutory enacted rates	(1,383)	(794)	(2,177)	(177)	(599)	(776)	(954)	(934)	(1,888)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	7	—	7	169	—	169	118	—	118
Difference on tax rates of foreign income	—	315	315	—	258	258	—	198	198
Difference on tax basis of equity investees	—	(13)	(13)	—	(20)	(20)	71	12	83
Tax incentives	72	—	72	15	—	15	65	—	65
Other non-taxable gains (losses)	358	(68)	290	(59)	55	(4)	39	(11)	28

Federal income tax and social contribution expense in consolidated statements of income	(946)	(560)	(1,506)	(52)	(306)	(358)	(661)	(735)	(1,396)

	Six-month period ended (unaudited)
	June 30, 2008			June 30, 2007
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and minority interests	4,589	4,097	8,686	4,408	4,080	8,488

Federal income tax and social contribution expense at statutory enacted rates	(1,560)	(1,393)	(2,953)	(1,499)	(1,387)	(2,886)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	176	—	176	221	—	221
Difference on tax rates of foreign income	—	573	573	—	391	391
Difference on tax basis of equity investees	—	(33)	(33)	7	44	51
Tax incentives	87	—	87	117	—	117
Other non-taxable gains (losses)	299	(13)	286	84	(16)	68

Federal income tax and social contribution expense in consolidated statements of income	(998)	(866)	(1,864)	(1,070)	(968)	(2,038)

We have certain income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We also have income tax incentives related to our Goro Project under development in New Caledonia. These incentives include income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.

Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual income before tax.

The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows: See note 15 (b).

	June 30, 2008
	(Unaudited)	December 31, 2007
Beginning of the period	1,046	663

Increase resulting from tax positions taken	333	264
Decrease resulting from tax positions taken	(342)	(47)
Changes in tax legislation	2	29
Effects of translation from Brazilian Reais into U.S.	75	137

End of the period	1,114	1,046

7	Inventories

	June 30, 2008	December 31, 2007
	(Unaudited)
Finished products
Nickel (co-products and by-products)	1,846	1,812
Iron ore and pellets	712	588
Manganese and ferroalloys	166	106
Aluminum products	188	176
Kaolin	43	42
Copper concentrate	31	15
Coal	33	38
Others	61	36
Spare parts and maintenance supplies	1,267	1,046

	4,347	3,859

There was no write down recorded in the periods presented.

8	Investments in affiliated companies and joint ventures

	June 30, 2008				Investments		Equity in results of affiliates, joint ventures and other investments					Dividends received
				(Unaudited)
										Six-month period ended					Six-month period ended
							Three-month period ended (unaudited)			June 30, (unaudited)		Three-month period ended (unaudited)			June 30, (unaudited)
				Net income
	Participation in		Net	(loss) for the	June 30,	December	June 30,	March 31,	June 30,			June 30,	March 31,	June 30,
	capital (%)		equity	period	2008	31, 2007	2008	2008	2007	2008	2007	2008	2008	2007	2008	2007
	voting	total			(Unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	193	58	98	61	34	(4)	(1)	30	5	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	166	69	85	43	33	2	4	35	10	—	—	16	—	16
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	144	42	72	45	19	2	5	21	10	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	104	3	53	46	1	1	3	2	7	—	—	8	—	8
Minas da Serra Geral S.A. — MSG	50.00	50.00	69	2	34	30	—	1	1	1	2	—	—	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	1,213	392	674	546	148	48	59	196	119	138	—	50	138	100
Others	—	—	—	—	35	30	1	2	(1)	3	—	—	—	—	—	—

					1,051	801	236	52	70	288	153	138	—	74	138	124

Logistics
LOG-IN Logística Intermodal S.A. (3)	31.33	31.33	392	20	127	107	6	5	(2)	11	(2)	3	—	—	3	—
MRS Logística S.A	37.86	41.51	715	(44)	297	342	(47)	29	29	(18)	52	34	—	27	34	27

					424	449	(41)	34	27	(7)	50	37	—	27	37	27

Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (cost $180) available-for-sale (5)	—	—	—	—	471	465	10	—	24	10	24	10	—	24	10	24
California Steel Industries Inc. — CSI	50.00	50.00	381	55	191	163	22	6	4	28	5	—	—	—	—	11
THYSSENKRUPP CSA Companhia Siderúrgica (Cost $431) — available-for-sale	11.05	11.05	—	—	463	388	—	—	—	—	—	—	—	—	—	—

					1,125	1,016	32	6	28	38	29	10	—	24	10	35

Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	268	54	107	184	8	14	20	22	42	38	48	28	86	57

					107	184	8	14	20	22	42	38	48	28	86	57

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	637	144	159	115	19	17	13	36	22	—	—	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	100	1	25	23	1	(1)	(2)	—	(2)	—	—	—	—	—

					184	138	20	16	11	36	20	—	—	—	—	—

Nickel
Heron Resources Inc (cost $25) — available-for-sale	—	—	—	—	12	34	—	—	—	—	—	—	—	—	—	—
Jubilee Mines N.L (cost $5) (4) — available-for-sale	—	—	—	—	—	126	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $24) — available-for-sale	—	—	—	—	70	72	—	—	—	—	—	—	—	—	—	—
Skye Resources Inc (cost $36) — available-for-sale	—	—	—	—	47	44	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	22	23	—	—	—	—	—	—	—	—	—	—

					151	299	—	—	—	—	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	82	35	5	(3)	—	2	—	—	—	—	—	—

					82	35	5	(3)	—	2	—	—	—	—	—	—

					1,649	1,672	65	33	59	98	91	48	48	52	96	92

Total					3,124	2,922	260	119	156	379	294	223	48	153	271	243

(1)	Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by minority shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$ 67 in 2008 and US$ 61 in 2007;

(3)	Investment non consolidated since June, 2007;

(4)	Sold in February, 2008 (note 5);

(5)	Equity in refers to dividends received.

9	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States Dollars.

Average interest rates on short-term borrowings were 4.18%, and 5.5% at June 30, 2008 and December 31, 2007, respectively.

10	Long-term debt

	Current liabilities		Long-term liabilities
		December		December
	June 30, 2008	31, 2007	June 30, 2008	31, 2007
	(Unaudited)		(Unaudited)
Foreign debt

Loans and financing denominated in the following currencies:
United States Dollars	231	212	5,933	5,927
Others	43	64	211	214

Fixed Rate Notes — US$ denominated	—	—	6,678	6,680
Debt securities — export sales (*) — US$ denominated	54	53	178	205
Perpetual notes	—	—	83	87
Accrued charges	243	282	—	—

	571	611	13,083	13,113

Local debt

Denominated in Long-Term Interest Rate — TJLP/CDI	42	586	2,728	1,148
Denominated in General Price Index-Market (IGPM)	—	1	1	1
Basket of currencies	1	2	5	6
Non-convertible debentures	—	—	3,743	3,340
Accrued charges	116	49	—	—

	159	638	6,477	4,495

Total	730	1,249	19,560	17,608

     (*) Debt securities secured by future receivables arising from export sales.
     The long-term portion at June 30, 2008 falls due as follows:

2009	156
2010	2,612
2011	2,628
2012	1,131
2013 and thereafter	12,660
No due date (Perpetual notes and non-convertible debentures)	373

19,560

     At June 30, 2008 annual interest rates on long-term debt were as follows:

Up to 3%	30
3.1% to 5%	6,225
5.1% to 7%	6,237
7.1% to 9%	2,125
9.1% to 11%	138
Over 11% (*)	5,452
Variable (Perpetual notes)	83

20,290

(*)	Includes non-convertible debentures and other Brazilian-reais denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) rate plus spread. For these operations we have entered into derivative transactions to hedge our exposure on the floating rate debt denominated in reais. The total outstanding amount for these transactions is US$ 4,428 and the average cost of such debt after the hedge transactions is 5.40%.

The indexes applied to our debt were as follows (unaudited):

	As of - %
	June 30, 2008	March 31, 2008	December 31, 2007
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	4.3	2.4	3.5
Devaluation of United States Dollar against Real	(9.0)	(1.3)	(3.7)
In January, 2008 we entered into a trade finance agreement with local Brazilian bank in the amount of US$ 1.1 billion with final maturity in 2018.

In April 2008 we entered into a contract for a committed credit facility totaling US$ 4.2 billion with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the Brazilian National Development Bank, available for 60 months and with a 10-year tenor. In May 2008, we entered into agreements with Japan Bank for International Cooperation — JBIC (which considers providing its support by financing up to US$ 3 billion) and Nippon Export and Investment Insurance — NEXI (which will provide loan insurance in an amount not exceeding US$ 2 billion). Vale International and Vale Inco have available lines of credits of US$ 1.15 billion and US$ 750, respectively. The total amount of the available lines of credits is US$ 11.1 billion with a view to financing part of our investment plan for 2008 to 2012, in the amount of US$ 59 billion.

On June 30, 2008 the US Dollar denominated Fixed Rate Notes of US$ 6,678 (December 31, 2007 — US$ 6,680) and other debt of US$ 12,992 (December 31, 2007 — US$ 11,511) are unsecured. The export securitization of US$ 232 (December 31, 2007 — US$ 258) is debt securities collateralized by future receivables arising from certain export sales of our subsidiary CVRD Overseas Ltd. Loans from International lenders of US$ 70 (December 31, 2007 — US$ 82) are guaranteed by Brazilian Federal Government, to which we have provided counter guarantees in the same amount. The remaining long-term debt of US$ 318 (December 31, 2007 — US$ 326) is collateralized mainly by receivables of our subsidiaries.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of June 30, 2008.

11	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters resolved at the stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer to it permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31, 2007, this annual minimum dividend corresponded to US$ 2,691 of which US$ 8 was paid on October 2007 and therefore we accrued the remaining value of US$ 2,683 with a direct charge to stockholders’ equity. In April 2008 we paid US$ 1,250 related to the accrued amounts for 2007, and the remaining balance will be paid in October, 2008.

In October 2007, we paid US$1,050 to stockholders. The distribution was made in the form of interest on stockholders’ equity and dividends. In April 2007, we paid US$825 to stockholders. The distribution was made in the form of interest attributable to stockholders’ equity and dividends.

In September 2007, a stock split was effected and each existing, common and preferred, share was split into two shares. After the split our capital comprises 4,919,314,116 shares, of which 1,919,516,400 are class “A” preferred shares and 2,999,797,716 are common shares, including twelve special class shares without par value (“Golden Shares”). All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

In June 2007, we issued US$1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$1,869 net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. The US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and the US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury stock. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within our stockholders’ equity. Other than during the cash acquisition conversion period, holders of the notes have the right to convert their notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into RIO ADSs at the minimum conversion rate of 0.8664 RIO ADSs per Series RIO Note, and in the case of Series RIO P Notes, into RIO P ADSs at the minimum conversion rate of 1.0283 RIO P ADSs per Series RIO P Note.

Note	Twenty Day Market Value	Conversion Rate
Rio P	Less than or equal to US$ 19.30	2.5914
	Between US$ 24.31 and US$ 24.31	US$ 50.00 divided by the twenty day market value
	Equal to or greater than US$ 24.31	2.0566

Rio	Less than or equal to US$ 22.90	2.1834
	Between US$ 22.90 and US$ 28.86	US$ 50.00 divided by the twenty day market value
	Equal to or greater than US$ 28.86	1.7328
In May 2008 we paid additional interest to holders of the mandatorily convertible notes (notes) RIO and RIO P, equal to US$ 19.

In April 2007, at an Extraordinary Shareholders´ Meeting the paid-up capital was increased by US$4,187 through transfer of reserves, without issuance of shares, to US$12,695.

In December 2007, significant changes were made to Brazilian Corporate law to permit Brazil to converge with International Financial Reporting Standards (IFRS). Such changes will be effective for the fiscal year ended December 31, 2008. These changes may affect the method of calculating and amortizing goodwill on business combinations, the recognition of exchange gain an losses in foreign subsidiaries, joint ventures and affiliates and related tax effects, among others. These changes have yet to be codified by the regulator, we are currently studying the possible effects, which may arise upon adoption this law.

Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

				Six-month period ended June 30,
	Three-month period ended (unaudited)			(unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	2008	2007
Net income for the period	5,009	2,021	4,095	7,030	6,312

Interest attributed to preferred convertible notes	(15)	(8)	—	(23)	—
Interest attributed to common convertible notes	(30)	(18)	—	(48)	—

Net income for the period adjusted	4,964	1,995	4,095	6,959	6,312

Basic and diluted earnings per share

Income available to preferred stockholders	1,906	766	1,601	2,672	2,468
Income available to common stockholders	2,970	1,193	2,494	4,163	3,844
Income available to convertible notes linked to preferred shares	31	12	—	43	—
Income available to convertible notes linked to common shares	57	24	—	81	—
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,889,175	1,889,173	1,889,176	1,889,173	1,889,172
Weighted average number of shares outstanding (thousands of shares) — common shares	2,943,216	2,943,216	2,943,216	2,943,216	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	3,330	30,295	3,330
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	6,218	56,582	6,218

Total	4,919,268	4,919,266	4,841,940	4,919,266	4,841,936

Earnings per preferred share	1.01	0.41	0.85	1.41	1.31
Earnings per common share	1.01	0.41	0.85	1.41	1.31
Earnings per convertible notes linked to preferred share (*)	1.52	0.66	—	2.18	—
Earnings per convertible notes linked to common share (*)	1.54	0.74	—	2.28	—

(*) Basic earnings per share only as dilution assumes conversion.
Were the conversion of the convertible notes considered in the calculation of diluted earnings per share they would generate a minor antidilutive effect as shown below:

				Six-month period ended June 30,
	Three-month period ended (unaudited)			(unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	2008	2007
Income available to preferred stockholders	1,952	786	1,603	2,738	2,469
Income available to common stockholders	3,057	1,235	2,492	4,292	3,843
Weighted average number of shares outstanding (thousands of shares) — preferred shares	1,919,470	1,919,468	1,892,506	1,919,468	1,892,502
Weighted average number of shares outstanding (thousands of shares) — common shares	2,999,798	2,999,798	2,949,434	2,999,798	2,949,434
Earnings per preferred share	1.02	0.41	0.85	1.43	1.31
Earnings per common share	1.02	0.41	0.85	1.43	1.31
12	Other cumulative comprehensive income

				Six-month period ended June
	Three-month period ended (unaudited)			30, (unaudited)
	June 30, 2008	March 31, 2008	June 30, 2007	2008	2007
Comprehensive income is comprised as follows:
Net income	5,009	2,021	4,095	7,030	6,312
Cumulative translation adjustments	1,707	(205)	1,208	1,502	1,164
Unrealized gain on available-for-sale securities	(94)	(6)	(381)	(100)	(66)
Surplus (deficit) accrued pension plan	104	(15)	128	89	119
Hedge/Cash flow hedge	6	(27)	24	(21)	14

Total comprehensive income	6,732	1,768	5,074	8,500	7,543

Tax effect on other comprehensive income allocated to each component
Unrealized gain on available-for-sale securities Gross balance as of the period end	152	294	314	152	314
Tax (expense) benefit	(41)	(89)	(109)	(41)	(109)

Net balance as of the period end	111	205	205	111	205

Surplus accrued pension plan
Gross balance as of the period end	289	108	716	289	716
Tax (expense) benefit	(125)	(48)	(244)	(125)	(244)

Net balance as of the period end	164	60	472	164	472

13	Pension cost

We previously disclosed in our consolidated financial statements for the year ended December 31, 2007, that we expected to contribute US$ 324 to our defined benefit pension plan in 2008. As of June 30, 2008, total contributions of US$ 197 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	June 30, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	16	8
Interest cost on projected benefit obligation	82	66	20
Expected return on assets	(137)	(68)	—
Amortization of initial transitory obligation	4	—	(3)
Net deferral	(1)	—	—

Net periodic pension cost	(49)	14	25

	March 31, 2008
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	2	16	6
Interest cost on projected benefit obligation	54	62	23
Expected return on assets	(90)	(65)	—
Amortization of initial transitory obligation	3	—	(1)
Net deferral	(1)	—	—

Net periodic pension cost	(32)	13	28

	June 30, 2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	3	15	5
Interest cost on projected benefit obligation	73	52	18
Expected return on assets	(135)	(60)	—
Amortization of initial transitory obligation	3	—	—
Net deferral	(5)	—	—

Net periodic pension cost	(61)	7	23

	Six-month period ended June 30,(unaudited)
	2008			2007
		Underfunded			Underfunded
	Overfunded	pension	Underfunded	Overfunded	pension	Underfunded
	pension plans	plans	other benefits	pension plans	plans	other benefits
Service cost — benefits earned during the period	5	32	14	4	29	9
Interest cost on projected benefit obligation	136	128	43	119	100	34
Expected return on assets	(227)	(133)	—	(221)	(115)	—
Amortization of initial transitory obligation	7	—	(4)	5	—	—
Net deferral	(2)	—	—	(7)	—	—

Net periodic pension cost	(81)	27	53	(100)	14	43

14	Long-term incentive compensation plan

In 2008, with the purpose of introducing a “shareholders vision” to certain of our executives, as well as improving retention and reinforcing our culture of sustainable performance, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, in respect with a three-year cycle (2008 to 2010).

Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase preferred shares of Vale, through a defined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption, must be held for a three-year period, and, the executive must retain its employment relationship with Vale during that period.

Upon meeting these two conditions described above (keeping the number of shares purchased, and, remaining Vale’s employees, over three years), the participant become entitled to receive from Vale, a cash payment equivalent to the total amount of shares held, based on market rates.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements of FAS 123(R) — “Accounting for Stock-Based Compensation”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At June 30, 2008, we have recognized a long-term liability of US$4, relating to 714,081 shares.

15	Commitments and contingencies

(a)	We provided certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of $ 100 million (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. (Sumic), a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of this share of Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds $4.2 billion at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such an early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2008 (Unaudited)		March 31, 2008
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	592	464	519	372

Civil claims	338	275	311	135

Tax — related actions	1,009	530	1,605	613

Others	18	4	18	4

	1,957	1,273	2,453	1,124

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.

Tax — tax-related actions principally comprise challenges initiated by us, on certain revenue taxes and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following the courts requirements, in order to be entitled to either initiate or continue a legal action. These amounts are eventually released to us, upon receipt of a final favorable outcome from the legal action; in the case of unfavorable outcome, the deposits are delivered to the prevailing party.

Contingencies settled in June 30, 2008, March 31, 2008 and June 30, 2007 totaled US$ 569, US$ 128 and US$ 114, respectively. Additional provisions totaled US$ 73, US$ 22 and US$ 133, respectively, classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defendants on claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$ 2,843 at June 30, 2008, and for which no provision has been made.

(c)	At the time of our privatization in 1997, we issued shareholder revenue interests instruments known in Brazil as “debentures” participatives to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

On April 2008 we paid as remuneration of these “debentures” participatives the amounts of US$ 5.

(d)	We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

				Six-month period ended
	Three-month period ended (unaudited)			June 30, (unaudited)
	June 30,	March 31,	June 30,
	2008	2008	2007	2008	2007
Beginning of period	975	975	699	975	676
Accretion expense	53	16	7	69	19
Liabilities settled in the current period	(2)	(3)	(2)	(5)	(5)
Revisions in estimated cash flows	9	(11)	56	(2)	70
Cumulative translation adjustment	66	(2)	—	64	—

End of period	1,101	975	760	1,101	760

16	Assets and liabilities measured at fair value on a recurring basis

From January 1, 2008, we adopted SFAS No. 157 — “Fair value measurements”. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, on February 12,2008, the FASB issued Staff Position 157-2 which delays the effective date of Statement 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, this Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The adoption of Statement 157 did not generate a material impact on our financial position, except for required disclosures about fair value measurements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position.

As required by SFAS 157, the following table discloses the assets and liabilities measured at fair value on a recurring basis (Unaudited):

	Fair value at the reporting date using
		Quoted prices in active	Quoted prices in active
		markets for identical	markets for identical
		assets or liabilities,	assets or liabilities,
	Carrying amount	(Level 1)	(Level 2)
Available-for-sale securities	1,085	1,085	—
Unrealized gains on derivatives	841	841	—
Short-term debt	(46)	—	(46)
Long-term debt	(20,290)	(6,408)	(13,882)
Other financial liabilities	(597)	—	(597)
Long-term incentive compensation plan	4	4	—

17 Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	Three-month period ended (unaudited)
	June 30, 2008							March 31, 2008								June 30, 2007
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	8,674	2,939	934	10	101	(3,652)	9,006	5,578	2,861	859	21	72	(2,727)	6,664	5,158	3,976	975	14	48	(2,622)	7,549
Gross revenues — Domestic	1,176	196	217	481	59	(238)	1,891	880	91	193	365	56	(201)	1,384	859	159	164	405	—	(237)	1,350
Cost and expenses	(5,677)	(1,454)	(951)	(308)	(133)	3,890	(4,633)	(4,500)	(1,302)	(925)	(244)	(134)	2,928	(4,177)	(4,010)	(1,507)	(866)	(253)	(66)	2,859	(3,843)
Research and development	(89)	(76)	—	(33)	(71)	—	(269)	(50)	(70)	—	(20)	(50)	—	(190)	(31)	(80)	—	(3)	(38)	—	(152)
Depreciation, depletion and amortization	(292)	(382)	(44)	(38)	(4)	—	(760)	(288)	(399)	(42)	(30)	(7)	—	(766)	(222)	(248)	(28)	(24)	(3)	—	(525)

Operating income	3,792	1,223	156	112	(48)	—	5,235	1,620	1,181	85	92	(63)	—	2,915	1,754	2,300	245	139	(59)	—	4,379
Financial income	577	196	5	2	—	(757)	23	665	217	3	2	—	(832)	55	668	209	4	3	—	(807)	77
Financial expenses	(712)	(383)	(10)	(1)	—	757	(349)	(988)	(379)	(20)	(3)	(2)	832	(560)	(1,085)	(319)	(76)	(1)	(2)	807	(676)
Gains (losses) on derivatives, net	685	51	(12)	—	—	—	724	(68)	(123)	(127)	—	—	—	(318)	228	(47)	(13)	—	—	—	168
Foreign exchange and monetary gains (losses), net	638	9	113	(1)	10	—	769	134	(28)	20	(2)	(12)	—	112	888	(13)	61	(5)	1	—	932
Gain on sale of investments	—	—	—	—	—	—	—	—	80	—	—	—	—	80	—	—	—	217	457	—	674
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	236	—	8	(41)	57	—	260	52	—	14	34	19	—	119	70	—	20	27	39	—	156
Income taxes	(1,007)	(424)	(75)	—	—	—	(1,506)	(21)	(331)	(17)	—	11	—	(358)	(655)	(661)	(73)	(7)	—	—	(1,396)
Minority interests	10	(61)	(85)	—	(11)	—	(147)	2	(46)	20	—	—	—	(24)	(14)	(150)	(56)	1	—	—	(219)

Net income	4,219	611	100	71	8	—	5,009	1,396	571	(22)	123	(47)	—	2,021	1,854	1,319	112	374	436	—	4,095

Sales classified by geographic destination:
Foreign market
America, except United States	546	378	302	—	—	(295)	931	323	341	192	1	—	(203)	654	363	342	281	14	—	(297)	703
United States	211	541	107	—	—	(92)	767	80	583	104	1	—	(75)	693	120	731	42	—	18	(66)	845
Europe	2,903	710	330	—	—	(1,294)	2,649	1,883	689	373	16	1	(1,067)	1,895	1,667	687	482	—	—	(958)	1,878
Middle East/Africa/Oceania	516	91	22	—	39	(215)	453	240	58	44	—	—	(130)	212	235	66	15	—	30	(89)	257
Japan	985	399	164	—	34	(382)	1,200	618	341	136	1	39	(260)	875	517	651	155	—	—	(212)	1,111
China	2,703	218	—	10	—	(1,047)	1,884	1,874	296	10	1	—	(796)	1,385	1,889	503	—	—	—	(796)	1,596
Asia, other than Japan and China	810	602	9	—	28	(327)	1,122	560	553	—	1	32	(196)	950	367	996	—	—	—	(204)	1,159
	8,674	2,939	934	10	101	(3,652)	9,006	5,578	2,861	859	21	72	(2,727)	6,664	5,158	3,976	975	14	48	(2,622)	7,549

Domestic market	1,176	196	217	481	59	(238)	1,891	880	91	193	365	56	(201)	1,384	859	159	164	405	—	(237)	1,350

	9,850	3,135	1,151	491	160	(3,890)	10,897	6,458	2,952	1,052	386	128	(2,928)	8,048	6,017	4,135	1,139	419	48	(2,859)	8,899

(*)	Other than Aluminum.

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	June 30, 2008
	Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	4,242	706	4,948	(85)	4,863	(1,508)	3,355	(245)	3,110	18,825	913	69
Pellets	966	216	1,182	(49)	1,133	(656)	477	(39)	438	1,455	41	982
Manganese	70	13	83	(3)	80	(20)	60	(3)	57	84	—	—
Ferroalloys	223	159	382	(40)	342	(123)	219	(9)	210	171	1	—
Pig iron	57	—	57	—	57	(32)	25	(1)	24	209	1	—

	5,558	1,094	6,652	(177)	6,475	(2,339)	4,136	(297)	3,839	20,744	956	1,051
Non ferrous
Nickel and other products (*)	2,363	12	2,375	—	2,375	(1,040)	1,335	(342)	993	23,733	544	151
Potash	—	105	105	(5)	100	(40)	60	(6)	54	162	3	—
Kaolin	44	10	54	(3)	51	(61)	(10)	(9)	(19)	286	2	—
Copper concentrate	248	69	317	(15)	302	(139)	163	(21)	142	2,204	69	—
Aluminum products	640	88	728	(21)	707	(560)	147	(43)	104	5,294	197	107

	3,295	284	3,579	(44)	3,535	(1,840)	1,695	(421)	1,274	31,679	815	258
Logistics
Railroads	—	381	381	(64)	317	(218)	99	(30)	69	2,012	23	297
Ports	—	81	81	(10)	71	(47)	24	(7)	17	1,912	41	—
Ships	—	—	—	—	—	—	—	—	—	33	—	127

	—	462	462	(74)	388	(265)	123	(37)	86	3,957	64	424
Others	153	51	204	(2)	202	(161)	41	(5)	36	3,602	270	1,391

	9,006	1,891	10,897	(297)	10,600	(4,605)	5,995	(760)	5,235	59,982	2,105	3,124

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	March 31, 2008
	Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	2,606	510	3,116	(73)	3,043	(1,467)	1,576	(245)	1,331	17,304	664	61
Pellets	506	173	679	(40)	639	(470)	169	(29)	140	766	12	798
Manganese	31	9	40	(2)	38	(20)	18	(1)	17	82	1	—
Ferroalloys	177	113	290	(28)	262	(124)	138	(6)	132	160	2	—
Pig iron	29	—	29	—	29	(14)	15	(2)	13	198	—	—

	3,349	805	4,154	(143)	4,011	(2,095)	1,916	(283)	1,633	18,510	679	859
Non ferrous
Nickel and other products (*)	2,378	13	2,391	—	2,391	(980)	1,411	(372)	1,039	23,376	481	148
Potash	—	64	64	(4)	60	(29)	31	(7)	24	218	3	—
Kaolin	42	11	53	(2)	51	(56)	(5)	(7)	(12)	264	7	—
Copper concentrate	222	1	223	—	223	(106)	117	(17)	100	1,898	52	—
Aluminum products	561	85	646	(17)	629	(510)	119	(42)	77	4,703	104	99

	3,203	174	3,377	(23)	3,354	(1,681)	1,673	(445)	1,228	30,459	647	247
Logistics
Railroads	—	296	296	(37)	259	(172)	87	(25)	62	1,748	13	375
Ports	11	55	66	(5)	61	(45)	16	(6)	10	1,677	44	—
Ships	—	—	—	—	—	—	—	—	—	34	—	110

	11	351	362	(42)	320	(217)	103	(31)	72	3,459	57	485
Others	101	54	155	(8)	147	(158)	(11)	(7)	(18)	2,951	242	1,351

	6,664	1,384	8,048	(216)	7,832	(4,151)	3,681	(766)	2,915	55,379	1,625	2,942

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	As of and for the three-month period ended (unaudited)
	June 30, 2007
	Revenues
										Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	2,384	515	2,899	(64)	2,835	(1,052)	1,783	(186)	1,597	14,691	632	49
Pellets	563	118	681	(26)	655	(450)	205	(20)	185	778	44	591
Manganese	16	5	21	(1)	20	(17)	3	(2)	1	72	1	—
Ferroalloys	80	53	133	(13)	120	(102)	18	(7)	11	191	4	—
Pig iron	18	—	18	—	18	(13)	5	—	5	—	—	—

	3,061	691	3,752	(104)	3,648	(1,634)	2,014	(215)	1,799	15,732	681	640
Non ferrous
Nickel and other products (*)	3,514	58	3,572	—	3,572	(1,203)	2,369	(220)	2,149	22,070	439	372
Potash	—	39	39	(3)	36	(24)	12	(6)	6	197	3	—
Kaolin	47	8	55	(2)	53	(62)	(9)	(7)	(16)	292	1	—
Copper concentrate	217	50	267	(11)	256	(116)	140	(19)	121	1,612	41	—
Aluminum products	652	72	724	(18)	706	(438)	268	(26)	242	3,702	441	142

	4,430	227	4,657	(34)	4,623	(1,843)	2,780	(278)	2,502	27,873	925	514
Logistics
Railroads	—	333	333	(52)	281	(165)	116	(21)	95	793	5	346
Ports	—	66	66	(12)	54	(45)	9	(7)	2	1,061	13	—
Ships	5	10	15	(1)	14	(15)	(1)	—	(1)	39	4	—
	5	409	414	(65)	349	(225)	124	(28)	96	1,893	22	346

Others	53	23	76	(4)	72	(86)	(14)	(4)	(18)	2,200	5	946

	7,549	1,350	8,899	(207)	8,692	(3,788)	4,904	(525)	4,379	47,698	1,633	2,446

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	Six-month period ended June 30, (unaudited)
	2008							2007
		(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	14,252	5,800	1,793	31	173	(6,379)	15,670	9,573	7,458	1,788	28	70	(4,826)	14,091
Gross revenues — Domestic	2,056	287	410	846	115	(439)	3,275	1,629	268	323	736	—	(468)	2,488
Cost and expenses	(10,177)	(2,756)	(1,876)	(552)	(267)	6,818	(8,810)	(7,417)	(4,071)	(1,563)	(473)	(86)	5,294	(8,316)
Research and development	(139)	(146)	—	(53)	(121)	—	(459)	(47)	(139)	—	(5)	(74)	—	(265)
Depreciation, depletion and amortization	(580)	(781)	(86)	(68)	(11)	—	(1,526)	(419)	(397)	(48)	(49)	(4)	—	(917)

Operating income	5,412	2,404	241	204	(111)	—	8,150	3,319	3,119	500	237	(94)	—	7,081
Financial income	1,242	413	8	4	—	(1,589)	78	1,196	292	8	5	25	(1,328)	198
Financial expenses	(1,700)	(762)	(30)	(4)	(2)	1,589	(909)	(2,224)	(422)	(96)	(3)	(3)	1,328	(1,420)
Gains (losses) on derivatives, net	617	(72)	(139)	—	—	—	406	364	(104)	(7)	—	—	—	253
Foreign exchange and monetary gains (losses), net	772	(19)	133	(3)	(2)	—	881	1,623	(21)	106	(8)	2	—	1,702
Gain on sale of investments	—	80	—	—	—	—	80	—	—	—	217	457	—	674
Equity in results of affiliates and joint ventures and investments	288	—	22	(7)	76	—	379	153	—	42	50	49	—	294
Income taxes	(1,028)	(755)	(92)	—	11	—	(1,864)	(1,049)	(861)	(118)	(10)	—	—	(2,038)
Minority interests	12	(107)	(65)	—	(11)	—	(171)	(35)	(238)	(158)	(1)	—	—	(432)

Net income	5,615	1,182	78	194	(39)	—	7,030	3,347	1,765	277	487	436	—	6,312
Sales classified by geographic destination:
Foreign market
America, except United States	869	719	494	1	—	(498)	1,585	663	718	484	20	—	(514)	1,371
United States	291	1,124	211	1	—	(167)	1,460	215	1,381	111	—	40	(145)	1,602
Europe	4,786	1,399	703	16	1	(2,361)	4,544	3,040	1,238	830	3	—	(1,692)	3,419
Middle East/Africa/Oceania	756	149	66	—	39	(345)	665	429	177	59	—	30	(192)	503
Japan	1,603	740	300	1	73	(642)	2,075	942	1,177	304	—	—	(426)	1,997
China	4,577	514	10	11	—	(1,843)	3,269	3,551	771	—	4	—	(1,491)	2,835
Asia, other than Japan and China	1,370	1,155	9	1	60	(523)	2,072	733	1,996	—	1	—	(366)	2,364

	14,252	5,800	1,793	31	173	(6,379)	15,670	9,573	7,458	1,788	28	70	(4,826)	14,091
Domestic market	2,056	287	410	846	115	(439)	3,275	1,629	268	323	736	—	(468)	2,488

	16,308	6,087	2,203	877	288	(6,818)	18,945	11,202	7,726	2,111	764	70	(5,294)	16,579

(*)	Other than Aluminum.

Operating segment — after eliminations (Disaggregated)

	Six-month period ended June 30, (unaudited)
	2008
	Revenues									Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	6,848	1,216	8,064	(158)	7,906	(2,975)	4,931	(490)	4,441	18,825	1,577	69
Pellets	1,472	389	1,861	(89)	1,772	(1,126)	646	(68)	578	1,455	53	982
Manganese	101	22	123	(5)	118	(40)	78	(4)	74	84	1	—
Ferroalloys	400	272	672	(68)	604	(247)	357	(15)	342	171	3	—
Pig iron	86	—	86	—	86	(46)	40	(3)	37	209	1	—

	8,907	1,899	10,806	(320)	10,486	(4,434)	6,052	(580)	5,472	20,744	1,635	1,051

Non ferrous
Nickel and other products (*)	4,741	25	4,766	—	4,766	(2,020)	2,746	(714)	2,032	23,733	1,025	151
Potash	—	169	169	(9)	160	(69)	91	(13)	78	162	6	—
Kaolin	86	21	107	(5)	102	(117)	(15)	(16)	(31)	286	9	—
Copper concentrate	470	70	540	(15)	525	(245)	280	(38)	242	2,204	121	—
Aluminum products	1,201	173	1,374	(38)	1,336	(1,070)	266	(85)	181	5,294	301	107

	6,498	458	6,956	(67)	6,889	(3,521)	3,368	(866)	2,502	31,679	1,462	258

Logistics
Railroads	—	677	677	(101)	576	(390)	186	(55)	131	2,012	36	297
Ports	11	136	147	(15)	132	(92)	40	(13)	27	1,912	85	—
Ships	—	—	—	—	—	—	—	—	—	33	—	127

	11	813	824	(116)	708	(482)	226	(68)	158	3,957	121	424
Others	254	105	359	(10)	349	(319)	30	(12)	18	3,602	512	1,391

	15,670	3,275	18,945	(513)	18,432	(8,756)	9,676	(1,526)	8,150	59,982	3,730	3,124

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (Disaggregated)

	Six-month period ended June 30, (unaudited)
	2007
	Revenues									Property,	Addition to
										Plant and	Property,
										Equipment,	Plant and
								Depreciation,		Net and	Equipment
				Value	Net	Cost and		depletion and	Operating	Intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Assets	Intangible	Investments
Ferrous
Iron ore	4,359	990	5,349	(136)	5,213	(1,852)	3,361	(359)	3,002	14,691	979	49
Pellets	1,071	224	1,295	(49)	1,246	(859)	387	(38)	349	778	54	591
Manganese	19	8	27	(2)	25	(26)	(1)	(3)	(4)	72	1	—
Ferroalloys	174	96	270	(24)	246	(209)	37	(11)	26	191	7	—
Pig iron	—	—	—	—	—	—	—	—	—	—	—	—

	5,623	1,318	6,941	(211)	6,730	(2,946)	3,784	(411)	3,373	15,732	1,041	640

Non ferrous
Nickel and other products (*)	6,670	101	6,771	—	6,771	(3,536)	3,235	(346)	2,889	22,070	873	372
Potash	—	71	71	(5)	66	(45)	21	(11)	10	197	9	—
Kaolin	89	16	105	(4)	101	(112)	(11)	(14)	(25)	292	32	—
Copper concentrate	338	75	413	(16)	397	(193)	204	(30)	174	1,612	81	—
Aluminum products	1,229	144	1,373	(36)	1,337	(802)	535	(46)	489	3,702	570	142

	8,326	407	8,733	(61)	8,672	(4,688)	3,984	(447)	3,537	27,873	1,565	514

Logistics
Railroads	—	575	575	(93)	482	(276)	206	(42)	164	793	13	346
Ports	3	129	132	(24)	108	(83)	25	(10)	15	1,061	20	—
Ships	16	22	38	(3)	35	(38)	(3)	(2)	(5)	39	12	—

	19	726	745	(120)	625	(397)	228	(54)	174	1,893	45	346

Others	123	37	160	(6)	154	(152)	2	(5)	(3)	2,200	88	946

	14,091	2,488	16,579	(398)	16,181	(8,183)	7,998	(917)	7,081	47,698	2,739	2,446

(*) Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

18	Derivative financial instruments

We address some market risks through the use of derivative instruments. Considering the nature of our business and operations, the principal market risks we face are:
•	interest rate risk,

•	exchange rate risk, and

•	product price risk.
We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. Our risk management activities are conducted in accordance with the risk management policy, which generally prohibits speculative trading. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow.

Considering the derivatives entered into since January 1, 2007, the contracts set with the objective of protecting against aluminum price volatility were designated as cash flow hedges. The effect of hedge accounting was not relevant to date.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Interest
	rates		Products of
	(LIBOR) /		aluminum
	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at April 1, 2008	600	(34)	(248)	(244)	6	(31)	49
Financial settlement	(137)	10	63	76	(15)	11	8
Unrealized gains (losses) in the period	655	5	16	24	44	2	746
Effect of exchange rate changes	83	(2)	(20)	(22)	2	(3)	38

Unrealized gains (losses) at June 30, 2008	1,201	(21)	(189)	(166)	37	(21)	841

Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(27)	11	25	61	—	9	79
Unrealized gains (losses) in the period	(10)	(8)	(174)	(117)	(36)	(16)	(361)
Effect of exchange rate changes	11	(1)	(1)	—	—	—	9

Unrealized gains (losses) at March 31, 2008	600	(34)	(248)	(244)	6	(31)	49

Unrealized gains (losses) at April 1, 2007	155	(46)	(293)	(306)	(20)	(26)	(536)
Financial settlement	(82)	4	39	69	24	4	58
Unrealized gains (losses) in the period	273	8	(18)	(117)	24	(2)	168
Effect of exchange rate changes	17	(3)	(20)	(1)	—	—	(7)

Unrealized gains (losses) at June 30, 2007	363	(37)	(292)	(355)	28	(24)	(317)

Unrealized gains (losses) at January 1, 2008	626	(36)	(98)	(188)	42	(24)	322
Financial settlement	(164)	21	88	137	(15)	20	87
Unrealized gains (losses) in the period	645	(3)	(158)	(93)	8	(14)	385
Effect of exchange rate changes	94	(3)	(21)	(22)	2	(3)	47

Unrealized gains (losses) at June 30, 2008	1,201	(21)	(189)	(166)	37	(21)	841

Unrealized gains (losses) at January 1, 2007	(10)	(53)	(318)	(298)	16	(20)	(683)
Financial settlement	(80)	16	68	107	12	4	127
Unrealized gains (losses) in the period	432	5	(10)	(166)	—	(8)	253
Effect of exchange rate changes	21	(5)	(32)	2	—		(14)

Unrealized gains (losses) at June 30, 2007	363	(37)	(292)	(355)	28	(24)	(317)

Final maturity dates for the above instruments are as follows:
Gold	December 2008
Interest rates/ Currencies	December 2019
Products of the aluminum area	December 2008
Copper concentrate	December 2008
Nickel	August 2010
Platinum	December 2008
We consider the effective management of risk a key objective to support our growth strategy and financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise market risk management policy and a risk management committee. Under the policy, we measure, monitor, and manage risk at the portfolio level, using a single framework, and consider the natural diversification of our portfolio. We hedge our market risk only when considered necessary to support our corporate strategy or to maintain our target level of financial flexibility. The risk management committee assists our Executive Directors in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. Our enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges. At June 30, 2008, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. Under US GAAP, if a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At June 30, 2008, unrealized net gains in respect of derivative instruments which were not qualified for hedge accounting under US GAAP amounted to US$ 406.

Over-the-counter (OTC) forward and zero-cost collar aluminum contracts are used to reduce the effect of fluctuations in the price of aluminum with respect to forecasted sales of aluminum and alumina. These contracts have been designated as a hedge to our exposure to variability in future cash flows associated with our aluminum and alumina sales. There was no hedge ineffectiveness regarding these contracts since the inception of our cash flow hedge accounting program. At June 30, 2008, US$ 21 of deferred net losses on derivative instruments was recorded in other comprehensive income. The maximum term over which cash flows are hedged is 24 months.

19	Subsequents events

In July, 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a global offering. As a consequent we capitalized US$ 11,561, with an increase in the preferred stock of US$ 4,110, corresponding to 164,402,799 shares and an increase in the common stock of US$ 7,451, corresponding to 256,926,766 shares. In August, 2008, we issued additional 24,660,419 preferred shares, representing an increase of US$ 628. After the closing of the operation, the social capital increased by US$ 12,189.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.
(b)	EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
(d)	Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”

Indexes on Vale’s Consolidated Debt (Supplemental information — unaudited)

	Three-month period ended			Six-month period ended June 30,
	June 30, 2008	March 31, 2008	June 30, 2007	2008	2007
Current debt
Current portion of long-term debt — unrelated parties	730	1,301	755	730	755
Short-term debt	46	291	—	46	—
Loans from related parties	36	22	35	36	35

	812	1,614	790	812	790

Long-term debt
Long-term debt — unrelated parties	19,560	18,909	18,284	19,560	18,284
Loans from related parties	—	—	1	—	1

	19,560	18,909	18,285	19,560	18,285

Gross debt (current plus long-term debt)	20,372	20,523	19,075	20,372	19,075

Interest paid over:
Short-term debt	(5)	(5)	(39)	(10)	(40)
Long-term debt	(357)	(279)	(399)	(636)	(604)

Interest paid	(362)	(284)	(438)	(646)	(644)
EBITDA	6,218	3,729	5,057	9,947	8,241
Stockholders’ equity	41,705	35,018	29,085	41,705	29,085
LTM (2) EBITDA / LTM (2) Interest paid	13.04	11.52	13,00	13.04	13,00
Gross Debt / LTM (2) EBITDA	1.17	1.26	1,40	1.17	1,40
Gross debt / Equity Capitalization (%)	33	37	40	33	40

Financial expenses
Third party — local debt	(179)	(153)	(140)	(332)	(263)
Third party — foreign debt	(73)	(159)	(220)	(232)	(462)
Related party debt	(2)	(1)	(1)	(3)	(3)

Gross interest	(254)	(313)	(361)	(567)	(728)
Labor and civil claims and tax-related actions	(8)	(45)	(25)	(53)	(40)
Tax on financial transactions — CPMF	—	(3)	(32)	(3)	(85)
Others	(87)	(199)	(258)	(286)	(567)

	(349)	(560)	(676)	(909)	(1,420)

Financial income
Cash and cash equivalents	22	29	33	51	57
Others	1	26	44	27	141

	23	55	77	78	198

Derivatives
Derivatives (Interest rate / Currencies)	655	(10)	273	645	432
Derivatives (Gold / Aluminium Products / Copper / Energy )	69	(308)	(105)	(239)	(179)

	724	(318)	168	406	253

Financial income (expenses), net	398	(823)	(431)	(425)	(969)

Foreign exchange and monetary gain (losses), net (1)	769	112	932	881	1,702

Financial result, net	1,167	(711)	501	456	733

(1)	Includes foreign exchange gains on derivatives in the amount of US$7, US$7, US$14, US$15 and US$24 for the three-month period ended June 30, 2008, March 31, 2008, June 30, 2007 and for the six-month periods June 30, 2008 and June 30, 2007, respectively.

(2)	Last twelve months

Calculation of EBITDA (Supplemental information — Unaudited)

		Three-month period ended		Six-month period ended June 30,
	June 30, 2008	March 31, 2008	June 30, 2007	2008	2007
Operating income	5,235	2,915	4,379	8,150	7,081
Depreciation	760	766	525	1,526	917

	5,995	3,681	4,904	9,676	7,998
Dividends received	223	48	153	271	243

EBITDA	6,218	3,729	5,057	9,947	8,241

Net operating revenues	10,600	7,832	8,692	18,432	16,181

Margin EBITDA	58.7%	47.6%	58.2%	54.0%	50.9%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	Three-month period ended
	June 30, 2008		March 31, 2008		June 30, 2007
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	5,009	5,009	2,021	2,021	4,095	4,095
Income tax — deferred	333	333	(296)	(296)	(87)	(87)
Income tax — current	1,173	—	654	—	1,483	—
Equity in results of affiliates and joint ventures and other investments	(260)	(260)	(119)	(119)	(156)	(156)
Foreign exchange and monetary gains, net	(769)	(1,231)	(112)	(146)	(932)	(1,224)
Financial expenses, net	(398)	(45)	823	81	431	(57)
Minority interests	147	147	24	24	219	219
Gain on sale of investments	—	—	(80)	(80)	(674)	(674)
Net working capital	—	(214)	—	(1,228)	—	1,029
Others	—	(641)	—	337	—	(193)

Operating income	5,235	3,098	2,915	594	4,379	2,952
Depreciation, depletion and amortization	760	760	766	766	525	525
Dividends received	223	223	48	48	153	153

	6,218	4,081	3,729	1,408	5,057	3,630

Operating cash flows		4,081		1,408		3,630
Income tax		1,173		654		1,483
Foreign exchange and monetary gains (losses)		462		34		292
Financial expenses		(353)		742		488
Net working capital		214		1,228		(1,029)
Others		641		(337)		193

EBITDA		6,218		3,729		5,057

		Six-month period ended June 30,
	2008		2007
		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows
Net income	7,030	7,030	6,312	6,312
Income tax — deferred	37	37	(278)	(278)
Income tax — current	1,827	—	2,316	—
Equity in results of affiliates and joint ventures and other investments	(379)	(379)	(294)	(294)
Foreign exchange and monetary gains, net	(881)	(1,377)	(1,702)	(1,996)
Financial expenses, net	425	36	969	116
Minority interests	171	171	432	432
Gain on sale of investments	(80)	(80)	(674)	(674)
Net working capital	—	(1,442)	—	1,389
Others	—	(304)	—	(255)

Operating income	8,150	3,692	7,081	4,752
Depreciation, depletion and amortization	1,526	1,526	917	917
Dividends received	271	271	243	243

	9,947	5,489	8,241	5,912

Operating cash flows		5,489		5,912
Income tax		1,827		2,316
Foreign exchange and monetary gains (losses)		496		294
Financial expenses		389		853
Net working capital		1,442		(1,389)
Others		304		255

EBITDA		9,947		8,241

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Mário da Silveira Teixeira Júnior
Vice-President
Francisco Augusto da Costa e Silva
João Batista Cavaglieri
Jorge Luiz Pacheco
José Ricardo Sasseron
Luciano Galvão Coutinho
Masami lijima
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes
Advisory Committees of the Board of Directors
Controlling Committee
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen
Fiscal Council
Marcelo Amaral Moraes
Chairman
Aníbal Moreira dos Santos
Antônio José de Figueiredo Ferreira
Bernard Appy
Alternate
Marcos Coimbra
Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Executive Officers
Roger Agnelli
Chief Executive Officer

Carla Grasso
Executive Officer for Human Resources and Corporate Services
Demian Fiocca
Executive Officer for Management and Sustainability
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fabio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
José Carlos Martins
Executive Officer for Ferrous Minerals
Murilo de Oliveira Ferreira
Executive Officer for Nickel and Basic Metals Commercialization
Tito Botelho Martins
Executive Officer for Non Ferrous and Energy
Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations